SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 SCHEDULE 13D/A
                                 (RULE 13d-101)

         INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                               (Amendment No. 7)(1)

                                  Ticketmaster
                                (NAME OF ISSUER)

                 Class B Common Stock, par value $.01 per share
                         (TITLE OF CLASS OF SECURITIES)

                                    88633P203
                                  (CUSIP NUMBER)


                            Julius Genachowski, Esq.
                                 USA Interactive
                              152 West 57th Street
                               New York, NY 10019
                                 (212) 314-7300
            (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED
                     TO RECEIVE NOTICES AND COMMUNICATIONS)

                                 October 9, 2002
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

         NOTE. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                               (Page 1 of 8 Pages)


-----------------------

1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-------------------------                            --------------------------
   CUSIP No. 88633P203                                 Page 2 of 8 Pages

-------------------------                            ---------------------------

------------------- ------------------------------------------------------------
     1              NAME OF REPORTING PERSON
                    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                    USA INTERACTIVE

------------------- ------------------------------------------------------------
     2              CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a)[ ]
                                                                          (b)[ ]

------------------- ------------------------------------------------------------
     3              SEC USE ONLY                                           [ ]
------------------- ------------------------------------------------------------

     4              SOURCE OF FUNDS
                             N/A

------------------- ------------------------------------------------------------
     5              CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                    PURSUANT TO ITEMS 2(d) OR 2(e)                [ ]

------------------- ------------------------------------------------------------
     6              CITIZENSHIP OR PLACE OF ORGANIZATION
                             DELAWARE
------------------- ------------------------------------------------------------
                      7
    NUMBER OF               SOLE VOTING POWER
                                     95,782,544(1)
                    ------------------------------------------------------------
      SHARES          8
   BENEFICIALLY             SHARED VOTING POWER
                                     -0-
                    ------------------------------------------------------------
     OWNED BY         9
       EACH                 SOLE DISPOSITIVE POWER
                                     95,782,544(1)
                    ------------------------------------------------------------
    REPORTING         10
   PERSON WITH              SHARED DISPOSITIVE POWER
                                     -0-
--------------------------------------------------------------------------------
        11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                     95,782,544(1)
--------------------------------------------------------------------------------
        12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                     CERTAIN SHARES
                                                                    |X|(2)
--------------------------------------------------------------------------------
        13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                             66.5%(1)
--------------------------------------------------------------------------------
        14          TYPE OF REPORTING PERSON
                             CO
--------------------------------------------------------------------------------

(1) Assumes conversion of all shares of Class A common stock, par value $.01 per share, of the Issuer ("Class A Common Stock") beneficially owned by USA Interactive into shares of Class B common stock, par value $.01 per share, of the Issuer ("Class B Common Stock"). Because each share of Class A Common Stock generally is entitled to 15 votes per share and each share of Class B
Common Stock is entitled to one vote per share, USA Interactive beneficially owns equity securities of the Issuer representing approximately 93% of the voting power of the Issuer.

(2) 42,480,143 shares of Class A Common Stock and 50,260,401 shares of Class B Common Stock (collectively, the "Embedded Shares") are held by Ticketmaster Corporation, a wholly owned subsidiary of the Issuer. USA Interactive disclaims beneficial ownership of the Embedded Shares, and nothing contained in this Statement shall be construed as an admission that USA Interactive is, for the purposes of Section 13(d) or 13(g) of the Exchange Act or otherwise, the beneficial owner of any Embedded Shares.

ITEM 1.  SECURITY AND ISSUER

     This constitutes Amendment No. 7 (this "Amendment") to the Statement on
Schedule 13D (the "Statement") by USA Interactive (formerly USA Networks, Inc., "USA"), dated December 2, 1999, as amended by Amendment No. 1, dated June 26, 2000, Amendment No. 2, dated October 23, 2000, Amendment No. 3, dated November 21, 2000, Amendment No. 4, dated January 31, 2001, Amendment No. 5, dated June 3, 2002, and Amendment No. 6, dated June 7, 2002, with respect to shares of Class B common stock, par value $.01 per share (the "Class B Common Stock"), of Ticketmaster ("TMCS"). All capitalized terms used and not otherwise defined herein shall have the meanings assigned to these terms in the Statement. The principal executive offices of TMCS are located at 3701 Wilshire Boulevard, Los Angeles, California 90010.

ITEM 2.  IDENTITY AND BACKGROUND

     This statement is filed by USA. The principal offices of USA are located at 152 West 57th Street, New York, New York 10019. USA (Nasdaq: USAI), via the Internet, the television and the telephone, engages worldwide in the business of interactivity across electronic retailing, travel services, ticketing services, personals services, local information services and teleservices. USA is comprised of HSN; Expedia, Inc. (Nasdaq: EXPE); Hotels.com (Nasdaq: ROOM); Interval International; TV Travel Group; Ticketmaster (Nasdaq: TMCS), which operates Match.com and Citysearch; Precision Response Corporation; Elec-tronic Commerce Solutions; and Styleclick, Inc. (OTCBB: IBUYA).

     Annex A attached to this Schedule 13D contains the following information concerning each director, executive officer and controlling person of USA: (i) the name and residence or business address; (ii) the principal occupation or employment and (iii) the name, principal business and address of any corporation or other organization in which such employment is conducted. Annex A is hereby incorporated herein by reference. To the knowledge of USA, each of the persons named on Annex A (the "Annex A Persons"), except Jean-Rene Fourtou and Jean-Marie Messier is a United States citizen. Messrs. Fourtou and Messier are French citizens. During the last five years, neither USA nor any of the Annex A Persons (to the knowledge of USA) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, neither USA nor any of the Annex A Persons (to the knowledge of USA) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, is or was subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

     Barry Diller, the Chairman and Chief Executive Officer of USA, Universal Studios, Inc., Liberty Media Corporation, and Vivendi Universal, S.A. are parties to a stockholders agreement (the "Stockholders Agreement") relating to USA. Mr. Diller's business address is, c/o USA at 152 West 57th Street, New York, New York 10019. Through his own holdings and the Stockholders Agreement, Mr. Diller has the right, directly or indirectly, to control 69.1% of the outstanding total voting power of USA. As a result, except with regard to certain specified matters, Mr. Diller generally has the ability to control the outcome of all matters submitted to a vote of USA's stockholders. Mr. Diller disclaims beneficial ownership of any shares of Ticketmaster stock owned by USA.

ITEM 4.   PURPOSE OF THE TRANSACTIONS

          The information contained in Item 4 of the Statement is hereby amended and supplemented by adding the following information:

          On October 10, 2002, USA and TMCS issued a joint press release announcing that USA, TMCS and T Merger Corp., a Delaware corporation ("Merger Sub") had entered into an Agreement and Plan of Merger, dated as of October 9, 2002 (the "Merger Agreement"), pursuant to which Merger Sub will be merged with and into TMCS, with TMCS continuing as the surviving company (the "Merger"). Pursuant to the Merger, (a) Ticketmaster will become a wholly owned subsidiary of USA and (b) each share of Class A common stock, par value $.01 per share, of TMCS ("Class A Common Stock", and together with shares of Class B Common Stock, "Common Stock") and each share of Class B Common Stock issued and outstanding at the effective time of the Merger (other than (i) shares of Common Stock that are held by TMCS or any wholly owned subsidiary of TMCS, (ii) shares of Common Stock held by USA or any wholly owned subsidiary of USA and (iii) shares of Class A Common Stock held by TMCS stockholders who validly perfect their appraisal rights under Delaware law), will be automatically converted into the right to receive 0.935 of a share of common stock, par value $0.01 per share, of USA ("USA Common Stock").

          TMCS currently has four classes of capital stock authorized: (a) Class A Common Stock, each share of which entitles the holder thereof to 15 votes for each such share, (b) Class B Common Stock, each share of which entitles the holder thereof to one vote for each such share, (c) Class C common stock, par value $.01 per share, which do not vote, and (d) Preferred Stock, par value $.01 per share ("Preferred Stock"). TMCS's board of directors is authorized under TMCS's Amended and Restated Certificate of Incorporation, as amended, to establish the powers, preferences, rights and qualifications, limitations and restrictions of the Preferred Stock. 42,480,143 shares of Class A Common Stock and 50,260,401 shares of Class B Common Stock (collectively, the "Embedded Shares") are held by Ticketmaster Corporation, a wholly owned subsidiary of TMCS. USA disclaims beneficial ownership of the Embedded Shares, and nothing contained in this Statement shall be construed as an admission that USA is, for the purposes of Section 13(d) or 13(g) of the Exchange Act or otherwise, the beneficial owner of any Embedded Shares.

          As a result of the transactions contemplated by the Merger Agreement, TMCS, as the surviving corporation in the Merger, will have two classes of common stock: (i) common stock, par value $.01 per share ("Surviving Corporation Common Stock"), each of which will entitle the holder thereof to one vote per share and all of the outstanding shares of which will be held by Ticketmaster Corporation, and (ii) Class B common stock, par value $.01 per share ("Surviving Corporation Class B Common Stock"), each of which will entitle the holder thereof to 15 votes per share, and all of the outstanding shares of which shall be held by USA. In addition, following completion of the Merger, outstanding and unexercised employee stock options to acquire shares of Common Stock will be converted into options to acquire shares of USA Common Stock, and outstanding and unexercised warrants to acquire shares of Common Stock shall be exercisable for shares of USA Common Stock.

          The Merger Agreement contains mutual representations and warranties, as well as customary covenants (including with respect to the operation of TMCS prior to consummation of the Merger) and conditions to the parties' obligations to consummate the Merger, including the mailing of a definitive information statement of TMCS to its stockholders and the effectiveness of USA's registration statement to be filed in connection with the Merger. USA has executed and delivered to TMCS a written consent of USA, in its capacity as a stockholder of TMCS, adopting and approving the Merger Agreement and the transactions contemplated thereby, including the Merger. This action by USA is sufficient for the stockholders of TMCS to adopt and approve the Merger Agreement and the Merger without the vote of any other stockholder of TMCS.

          Upon consummation of the Merger, shares of Class B Common Stock (i) will be delisted from The Nasdaq National Market (on which they currently trade under the symbol "TMCS"), (ii) will become eligible for termination of registration under the Securities Exchange Act of 1934, as amended, and (iii) will no longer be publicly traded.

          At the effective time of the Merger, the Certificate of Incorporation of TMCS will be amended so as to read in its entirety in the form set forth as Exhibit A to the Merger Agreement, and (ii) the By-Laws of Merger Sub shall become the By-Laws of TMCS. Pursuant to the Merger Agreement, from and after the effective time of the Merger, until successors are duly elected or appointed and qualified in accordance with applicable law, (i) the directors of Merger Sub at the effective time of the Merger will be the directors of TMCS and (ii) the officers of TMCS at the effective time of the Merger will remain the officers of TMCS.

          A copy of the Merger Agreement, the written consent executed and delivered to TMCS by USA, dated October 9, 2002, and the joint press release issued by USA and TMCS, dated October 10, 2002, are attached hereto as Exhibits 99.1, 99.2 and 99.3, respectively, and are hereby incorporated herein by reference, and the description herein of such documents are qualified in their respective entireties by reference to such documents.

          Except as set forth in this Statement or in the Merger Agreement, or otherwise relating to integration in connection with the Merger, neither USA nor, to the best of its knowledge, any of its executive officers, directors or controlling persons has any plan or proposal which relates to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

          The information contained in Item 5 of the Statement is hereby amended and supplemented by the following.

          USA beneficially owns 95,782,544 shares of Class B Common Stock (assuming the conversion of all shares of Class A Common Stock beneficially owned by USA into shares of Class B Common Stock), which represents approximately 66.5% of the outstanding shares of Class B Common Stock (assuming such conversion). Because each share of Class A Common Stock generally is entitled to fifteen votes per share and each share of Class B Common Stock is entitled to one vote per share, USA beneficially owns equity securities of the Issuer representing approximately 93% of the voting power of TMCS. Mr. Diller, through the Stockholders Agreement and his ownership of USA stock, may be deemed, for purposes of Rule 13d-3 under the Exchange Act, to beneficially own the shares of Common Stock held by USA. Mr. Diller disclaims beneficial ownership of any shares of Common Stock (including those covered by this

Statement), and nothing contained in this Statement shall be construed as an admission that Mr. Diller is, for the purposes of Section 13(d) or 13(g) of the Exchange Act or otherwise, the beneficial owner of any shares of Common Stock (including those covered by this Statement).

          Mr. Dara Khosrowshahi, Executive Vice President and Chief Financial Officer of USA, beneficially owns 500 shares of Class B Common Stock.

          Mr. Julius Genachowski, Executive Vice President, General Counsel and Secretary of USA, beneficially owns 700 shares of Class B Common Stock.

          Mr. Daniel Marriott, Senior Vice President, Strategic Planning of USA, may be deemed beneficially to own 684,833 shares of Class B Common Stock, including (i) options to purchase 10,106 shares of Class A Common Stock (which are convertible into shares of Class B Common Stock on a one for one basis),
(ii) 654,709 shares of Class B Common Stock, (iii) the right to purchase 20,000 shares of Class B Common Stock at $.01 per share, which right vests on December 31, 2002 and (iv) 18 shares of Class B Common Stock held by Mr. Marriott's spouse. Mr. Marriott disclaims beneficial ownership of any shares of Common Stock held by his spouse, and nothing contained in this Statement shall be construed as an admission that Mr. Marriott is, for the purposes of Section 13(d) or 13(g) of the Exchange Act or otherwise, the beneficial owner of any such shares of Common Stock.

          Except as set forth in Item 4 above, to the best knowledge and belief of USA, no transactions involving Class B Common Stock have been effected during the past 60 days by USA, or by any of director, executive officer or controlling person of USA.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

          The information contained in Item 6 of the Statement is hereby amended by reference to the information set forth in Item 4 and Item 5 of this Amendment, which is hereby incorporated by reference herein.

          Except as set forth in this Statement or in the Merger Agreement, or otherwise in connection with the Merger or publicly disclosed in USA's and TMCS's filings with the U.S. Securities and Exchange Commission, none of USA nor, to the best knowledge of USA, any director, executive officer or controlling person of USA, has any contracts, arrangements, understandings or relationships (legal or otherwise) with any other person with respect to any securities of the TMCS or its subsidiaries, including any contract, arrangement, understanding or relationship concerning the transfer or the voting of any securities of the Issuer, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies relating to the Issuer or any securities of TMCS.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

        The following documents are filed as exhibits to this Amendment:

        99.1 Agreement and Plan of Merger, dated as of October 9, 2002, by and among USA Interactive, T Merger Corp. and Ticketmaster

        99.2     Written Consent executed by USA Interactive, dated October 9,
                 2002

        99.3 Joint press release issued by USA Interactive and Ticketmaster, dated October 10, 2002

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information in this statement is true, complete and correct.

Date:  October 10, 2002

                                          USA INTERACTIVE


                                          By:  /s/ Julius Genachowski
                                             -----------------------------------
                                             Name: Julius Genachowski
                                             Title: Executive Vice President

                                     ANNEX A



Set forth below is the name, business address, principal occupation or employment and principal business in which such employment is conducted of each director, executive officer and controlling person of USA. The name of each person who is a director of USA is marked with an asterisk. Mr. Barry Diller is also a controlling person of USA. Unless otherwise indicated, the business address of each person listed below is 152 West 57th Street, New York, New York 10019.

NAME AND BUSINESS ADDRESS                PRINCIPAL OCCUPATION OR                PRINCIPAL BUSINESS IN WHICH SUCH
                                         EMPLOYMENT                             EMPLOYMENT IS CONDUCTED


Robert R. Bennett*                       President and Chief Executive          Liberty
12300 Liberty Boulevard                  Officer, Libery Media
Englewood, Colorado 80112                Corporation ("Liberty")

Edgar Bronfman, Jr.*                     Chief Executive Officer,               Lexa Partners, LLC
390 Park Avenue                          Lexa Partners, LLC
New York, New York  10022

Anne M. Busquet*                         President, AMB Adivisors, LLC          AMB Advisors, LLC
1050 Park Avenue
New York, New York  10285

Barry Diller*                            Chairman and Chief Executive           USA
                                         Officer, USA

Jean-Rene Fourtou*                       Chairman and Chief Executive           Vivendi
375 Park Avenue                          Officer, Vivendi Universal, S.A.
New York, New York 10152                 ("Vivendi")

Victor A. Kaufman*                       Vice Chairman, USA                     USA

Donald R. Keough*                        Chairman of the Board,                 Allen & Co., Inc.
711 Fifth Avenue                         Allen & Co. Inc.                       (Investment Banking)
New York, New York  10022

Dara Khosrowshahi                        Executive Vice President and Chief     USA
                                         Financial Officer, USA



NAME AND BUSINESS ADDRESS                PRINCIPAL OCCUPATION OR                PRINCIPAL BUSINESS IN WHICH SUCH
                                         EMPLOYMENT                             EMPLOYMENT IS CONDUCTED

Marie-Josee Kravis*                      Senior Fellow, Hudson                  Hudson Institute
625 Park Avenue                          Institute
New York, New York 10021

John C. Malone*                          Liberty                                Liberty
12300 Liberty Boulevard
Englewood, Colorado 80112

Daniel Marriott                          Senior Vice President, Strategic       USA
                                         Planning, USA

Jean-Marie Messier*
375 Park Avenue, 5th Floor
New York, New York 10152

Julius Genachowski                       Executive Vice President, General      USA
                                         Counsel and Secretary, USA

Gen. H. Norman                           Retired                                N/A
Schwarzkopf*
400 North Ashley Street
Suite 3050
Tampa, Florida  33602

Diane Von Furstenberg*                   Chairman, Diane Von                    Diane Von Furstenberg Studio
389 West 12th Street                     Furstenberg Studio L.P.                L.P. (Fashion Design)
New York, New York 10014


                                INDEX TO EXHIBITS
                                -----------------


        99.1 Agreement and Plan of Merger, dated as of October 9, 2002, by and among USA Interactive, T Merger Corp. and Ticketmaster

        99.2     Written Consent executed by USA Interactive, dated October 9,
                 2002

        99.3 Joint press release issued by USA Interactive and Ticketmaster, dated October 10, 2002